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SEC 1746   POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(2-98) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                                            OMB APPROVAL
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                                                    OMB Number: 3235-0145
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                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              Century Casinos, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                   156 492 100
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                                 (CUSIP Number)

                                Dan Edwards, Esq.
                         128 S. Tejon Street, Suite 310
                           Colorado Springs, CO 80903
                                 (719) 634-6620
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 21, 2001
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             (Date of Event which Requires Filing of this Statement)


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         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 156 492 100
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    1.      Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

            PETER HOETZNGER
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    2.      Check the Appropriate Box if a Member of a Group (See Instructions)
            N/A
                                                                         (a) [ ]
                                                                         (b) [ ]
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    3.      SEC Use Only
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    4.      Source of Funds (See Instructions)
            N/A
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    5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)                                               [ ]
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    6.      Citizenship or Place of Organization
            AUSTRIA
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 Number of             7.     Sole Voting Power
  Shares                      387,000
Beneficially           ---------------------------------------------------------
 Owned by              8.     Shared Voting Power
   Each                       686,728
 Reporting             ---------------------------------------------------------
Person With            9.     Sole Dispositive Power
                              378,000
                       ---------------------------------------------------------
                       10.    Shared Dispositive Power
                              686,728
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   11.      Aggregate Amount Beneficially Owned by Each Reporting Person
            1,064,728
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   12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)                                               [ ]
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   13.      Percent of Class Represented by Amount in Row (11)
            7.3%
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   14.      Type of Reporting Person (See Instructions)
            IN
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NOTE TO ITEMS 8, 10:

Mr. Hoetzinger has transferred the ownership of an additional 543,000 Non-Statutory Stock Options into the Peter Hoetzinger Familien-privatstiftung (which, translated into English, means the Peter Hoetzinger Family Trust - the "Trust"). Voting power of the Shares in the Trust is under the sole direction of Mr. Hoetzinger, and dispositive power is shared between the trustee and the beneficiaries of the Trust.